EXHIBIT 99.1

Allocation of Dividend Shares to primary insiders

Reference is made to the announcement by Statoil ASA (the "Company", OSE: STL, NYSE:STO) on 21 September 2017 regarding the participation by the primary insiders in the dividend issues under the scrip dividend programme for first quarter 2017.

Details on allocation of the Dividend Shares for the second quarter 2017 are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Name	Title	Dividend Shares allocated to primary insider	Dividend Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	Total shareholding
Agerup, Wenche	Member of the board of directors	29		2,650		2,650
Bacher, Lars Christian	Executive vice president	258		23,309		23,309
Di Valerio, Ingrid E.	Member of the board of directors	47		4,471		4,471
Dodson, Timothy	Executive vice president	372		34,425		34,425
Gjærum, Reidar	Senior vice president	347	4	31,819	441	32,260
Hegge, Hans Jakob	Chief Financial Officer	313	40	28,232	3,872	32,104
Hika, Gemetchu	Company secretary	14		1,394		1,394
Hovden, Magne	Senior vice president	194		18,043		18,043
Klouman, Hans Henrik	Senior vice president	369	13	34,101	1,202	35,303
Knight, John	Executive vice president	975		109,901		109,901
Kvelvane, Ørjan	Senior vice president	59		5,712		5,712
Labråten, Per Martin	Member of the board of director	14		1,343		1,343
Lægreid, Stig	Member of the board of directors	21		1,975		1,975
Nilsson, Jannicke	Chief Operating Officer	241		21,786	16,705	38,491
Nylund, Arne Sigve	Executive vice president	148		13,354		13,354
Reinhardsen, Jon Erik	Chair of the board of Directors	28		2,558		2,558
Reitan, Torgrim	Executive vice president	384		34,661	1,574	36,235
Rummelhoff, Irene	Executive vice president	267		24,674	407	25,081
Skeie, Svein	Senior vice president	248	63	22,855	5,927	28,782
Sætre, Eldar	President and Chief Executive Officer	617		56,896		56,896
Torstensen, Siv Helen	Vice president	50	16	4,652	1,306	5,958
Økland, Jens	Executive vice president	184		17,207		17,207
Øvrum, Margareth	Executive vice president	530	81	48,582	7,543	56,125